FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX ANNOUNCES POSITIVE PHASE II ACNE TRIAL RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

MICROLOGIX ANNOUNCES POSITIVE PHASE II ACNE TRIAL RESULTS

Vancouver, CANADA, November 30, 2001 - . Micrologix Biotech Inc. (TSE: MBI) today announced positive preliminary results from its Phase II clinical trial of MBI 594AN, a novel topical drug candidate under development for the treatment of acne.

The randomized, double-blind study enrolled 75 acne patients, with twice-daily dosing over a six-week period, using either one of two formulations of MBI 594AN (2.5% and 5%) or the product's alcohol-based vehicle alone ("placebo"). The trial was designed to provide an indication of efficacy and to assess safety and tolerability, without being powered for statistical significance. In summary, the data showed:

* 32% Total Acne Reduction: MBI 594AN showed a 32 percent reduction in total acne lesion counts (inflammatory and non-inflammatory lesions combined) compared with 14 percent reduction for the placebo. This result was statistically significant, in spite of the small study size.
* 39% Reduction in Inflammatory Acne: MBI 594AN treated groups showed a 39 percent reduction in inflammatory acne lesion counts compared with 21 percent for the placebo group.
* 25% Reduction in Non-Inflammatory Acne: MBI 594AN treated subjects also showed over twice the improvement in non-inflammatory lesion reduction, with a 25 percent improvement, compared with only 10 percent for placebo treated subjects.
* 41% Improvement in Physician's Assessment: a good to excellent improvement was seen in 41% of patients treated with MBI 594AN compared with 32% for the placebo group.
* No Discernible Dose Response: The 2.5% treatment group performed equal or superior to the 5% treatment group.
* Safe & Well Tolerated: There were no serious drug-related adverse events. Dryness of the skin was reported as the most common side effect, which occurred in all groups.

"This trial demonstrated a marked reduction in acne lesion counts in the MBI 594AN treated groups as compared to the vehicle-treated group among patients suffering from clinically significant acne," said David Friedland, M.D., Vice President of Clinical Development for Micrologix. "These results validate the anti-acne properties of MBI 594AN."

"This is an important milestone for Micrologix," said James M. DeMesa, M.D., President and Chief Executive Officer. "We are very pleased with this initial data since it provides a solid foundation for proceeding with our acne drug development program. Our next steps will be to complete the evaluation of the data, design the rest of the clinical development program and continue exploring potential strategic partnerships."

Discussion of Results and Next Steps

Due to the anti-inflammatory properties of MBI 594AN, it is to be expected that the reduction in inflammatory lesions would be greater than the reduction in non-inflammatory lesions as seen in this study. Furthermore, the MBI 594AN treated groups showed a reduction in all three categories of the acne lesion analysis (i.e. inflammatory, non-inflammatory and total). This is a key result since the U.S. FDA requires an improvement in at least two of these three categories for approval of new acne therapies. In addition, regarding the Physician's Global Assessment, another analysis required for approval, there was a positive trend in the overall evaluation. Lastly, these reductions in acne lesion counts and improvement in Physician's Global Assessment were obtained over a relatively short treatment course of 6 weeks. In later stage acne clinical trials, including pivotal Phase III trials, the treatment course is typically 12 weeks.

An important part of the development of any new drug candidate from both regulatory and business perspectives is proper dosing. This normally occurs in Phase II studies. Based on this fact, along with the data generated on this product candidate to date, the next clinical trial for MBI 594AN is expected to be an expanded Phase II study that would include lower dose levels, a longer treatment period (12 weeks vs. 6 weeks) and a larger number of patients.

Generally, to obtain approval to market a new acne product, the FDA requires two pivotal Phase III trials and a long-term (two year) in vivo carcinogenicity study. Additionally, such issues as proper product formulation, appropriate cost of goods and compliance with Good Manufacturing Practices (GMPs) must also be addressed. These issues are not insignificant and could impact on the development and commercial feasibility of MBI 594AN. The Company is investigating and refining its strategy to address these issues.

The analysis of these results is preliminary. A final report from the Contract Research Organization working with Micrologix on data management is expected within approximately 60 days. Any material differences from this preliminary analysis will be communicated at the time of receipt of the final clinical report.

About Acne

Acne is the most common inflammatory skin disease of adolescence and early adulthood, with nearly 20% of all visits to dermatologists related to its evaluation and treatment. It is estimated that approximately 45 million Americans are affected by acne (US 1996 Census), with the US market for anti-acne prescription drugs expected to approach approximately US$1.2 billion by 2002. While not life-threatening, acne can persist for years and have serious adverse psychosocial effects, including depression and social withdrawal. Antibiotics have been used for more than 30 years to treat acne, however the bacterium associated with inflammatory acne, Propionibacterium acnes (P. acnes), has developed resistance to many of these drugs. Published studies show that the overall incidence of antibiotic-resistant P. acnes increased from 20 percent in 1978 to 62 percent in 1996.

About Micrologix

Micrologix Biotech Inc. is a biotechnology company engaged in the research, development and commercialization of innovative drugs to treat or prevent various infectious diseases. The Company's current portfolio of anti-infective drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has two drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections (Phase III) and MBI 594AN for treating acne (Phase II). The Company's common shares are included in the TSE 300 Composite Index.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.